UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 For May 21, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [_]               Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                          Yes [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 ---------

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         PRECISION DRILLING CORPORATION



                                         Per: /s/ Jan M. Campbell
                                              ------------------------
                                              Jan M. Campbell
                                              Corporate Secretary



Date:  May 21, 2004


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             GLOBALSANTAFE AND PRECISION DRILLING CORPORATION CLOSES
                         SALE OF LAND DRILLING BUSINESS

HOUSTON and CALGARY, Alberta, May 21, 2004 -- Worldwide oil and gas drilling contractors GlobalSantaFe Corporation (NYSE: GSF) ("GlobalSantaFe") and Precision Drilling Corporation (NYSE: PDS; TSX: PD and PDU) ("Precision") today jointly announced they have executed the closing of the previously announced definitive agreement for Precision to buy GlobalSantaFe's worldwide land drilling assets for US$316.5 million in an all cash transaction.

The sale included 31 land rigs located in the Middle East, North Africa and South America and an extensive fleet of specialized rig transport equipment that supports land rig operations in Kuwait and the Kuwaiti-Saudi Arabian Partitioned Neutral Zone.

Simmons & Company International served as financial advisor to GlobalSantaFe for this transaction.

ABOUT GLOBALSANTAFE

GlobalSantaFe is a leading worldwide oil and gas drilling contractor offering a full range of premium equipment and drilling management services. The company's diverse and technologically advanced fleet of 58 offshore rigs includes premium and heavy duty harsh environment jackups, semisubmersibles, and dynamically positioned ultra-deepwater drillships. Additionally, the company has two semisubmersible rigs under construction. GlobalSantaFe is the world's leading provider of turnkey drilling and drilling management services. More information can be found at www.gsfdrill.com.

ABOUT PRECISION DRILLING CORPORATION

Precision Drilling Corporation is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees. More information can be found at www.precisiondrilling.com


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FOR FURTHER INFORMATION PLEASE CONTACT:

Precision Drilling Corporation                        GlobalSantaFe Corporation
Hank B. Swartout                                      Investors:
Chairman, President & CEO                             Richard Hoffman
                                                      Telephone: 281 925 6441
Dale E. Tremblay,
Senior Vice President Finance & CFO                   Media:
4200, 150 - 6th Avenue S.W.,                          Julie Tushingham
Calgary, Alberta T2P 3Y7,                             Telephone: 281 925 6443
Telephone: 403 716 4500                               Cell: 713 417 4763
Fax: 403 264 0251